

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288   Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

10th November 2004



04046351

SUPPL

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 10th November 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

Regulatory Announcement

<u>Go to market news section</u>

Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Transaction in Own Shares
Released	10:31 10-Nov-04
Number	0673F

JARDINE STRATEGIC HOLDINGS LIMITED ("JSH")

SHARE REPURCHASE

Please be advised of the following market repurchase by JSH of its ordinary shares:-

Date of repurchase:	10th November 2004
Total number of shares repurchased:	1,000,000 shares
Price paid per share:	US$7.20

The repurchase of shares is made in accordance with share repurchase guidelines agreed with the UK Listing Authority. JSH is subject to a requirement to maintain a free float of at least fifteen per cent.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

10th November 2004

www.jardines.com

END

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